                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 _____________


                                   FORM 11-K

                                 _____________

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One):

/x/   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED].

For the fiscal year ended January 31, 1995.

                                       OR

/ /   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number 1-9494

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Tiffany & Co.
                                727 Fifth Avenue
                               New York, NY 10022
                                 (212) 755-8000

                                 TIFFANY & CO.

              EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN


                              Financial Statements

                              for the years ended

                           January 31, 1995 and 1994

                                 TIFFANY & CO.

              EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                                    CONTENTS



                                                                           Page
                                                                           ----
REPORT OF INDEPENDENT ACCOUNTANTS                                            2


FINANCIAL STATEMENTS:
         Statements of Net Assets Available for Plan
           Benefits as of January 31, 1995 and 1994                          3


         Statements of Changes in Net Assets Available
           for Plan Benefits for the years ended
           January 31, 1995 and 1994                                         4


         Notes to Financial Statements                                     5-8


SUPPLEMENTAL SCHEDULES:
         Item 27a - Schedule of Assets Held for
           Investment Purposes as of January 31, 1995                        9

         Item 27d - Schedule of Reportable Transactions
           for the year ended January 31, 1995                              10

                       [LETTERHEAD OF COOPERS & LYBRAND]



                       REPORT OF INDEPENDENT ACCOUNTANTS

                                    --------


To the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan Committee:


We have audited the accompanying statements of net assets available for plan benefits of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") as of January 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years ended January 31, 1995 and 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of January 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years ended January 31, 1995 and 1994 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of January 31, 1995, and transactions or series of transactions in excess of five percent of the current value of Plan assets for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 COOPERS & LYBRAND L.L.P.

Parsippany, New Jersey
July 20, 1995

TIFFANY & CO. EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits as of January 31, 1995 and 1994


                                                                                  January 31, 1995
                                            ------------------------------------------------------------------------------------
                                                                                                                 Non-Participant
                                                           Participant Directed                                     Directed
                                            -------------------------------------------------------------------  ---------------
                                                                                     Guaranteed                     Employee
                                              Balanced     Common       Special      Investment   Tiffany & Co.      Stock
                                             Blend Fund  Stock Fund  Capital Fund  Contract Fund   Stock Fund      Ownership
Assets
  Investments, at fair value:
    Harris Trust and Savings Bank
      common and collective trust funds      $301,325    $337,021     $149,244       $211,649       $53,582       $   -
    Tiffany & Co. Common Stock                 -           -            -              -             -               702,742
    Cash and cash equivalents                  -           -            -              -              2,323           25,166
                                             --------    --------     --------       --------       -------       ----------
          Total investments                   301,325     337,021      149,244        211,649        55,905          727,908
                                             --------    --------     --------       --------       -------       ----------


    Receivables:
      Employer's contribution                  -           -            -              -             -               599,986
      Participant contributions                78,539      82,314       34,443         48,317        14,874           -
                                             --------    --------     --------       --------       -------       ----------
          Total receivables                    78,539      82,314       34,443         48,317        14,874          599,986
                                             --------    --------     --------       --------       -------       ----------
  Net assets available for plan benefits     $379,864    $419,335     $183,687       $259,966       $70,779       $1,327,894
                                             ========    ========     ========       ========       =======       ==========


                                           January 31, 1995        January 31, 1994
                                           ----------------        ----------------
                                                                   Non-Participant
                                                                      Directed
                                                                   ----------------
                                                                     Employee
                                                                       Stock
                                                Total                Ownership
Assets
  Investments, at fair value:
    Harris Trust and Savings Bank
      common and collective trust funds        $1,052,821            $ -
    Tiffany & Co. Common Stock                    702,742             776,500
    Cash and cash equivalents                      27,489              20,049
                                               ----------            --------
          Total investments                     1,783,052             796,549
                                               ----------            --------


    Receivables:
      Employer's contribution                     599,986              -
      Participant contributions                   258,487              -
                                               ----------            --------
          Total receivables                       858,473              -
                                               ----------            --------
  Net assets available for plan benefits       $2,641,525            $796,549
                                               ==========            ========


The accompanying notes are an integral part of these financial statements.

TIFFANY & CO. EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN
Statements of Changes In Net Assets Available for Plan Benefits


                                                                                    January 31, 1995
                                                           ----------------------------------------------------------------------
                                                                                  Participant Directed
                                                           Harris Trust and Savings Bank Common and Collective Trust Funds
                                                           ----------------------------------------------------------------------
                                                                                                   Guaranteed
                                                             Balanced     Common      Special      Investment    Tiffany & Co.
                                                            Blend Fund  Stock Fund  Capital Fund  Contract Fund   Stock Fund
Additions
  Net (depreciation)/appreciation in fair value
    of investments                                           ($1,957)    ($9,253)   $  1,332        $ -           ($14,929)
  Interest and dividend income                                 4,177       2,646         963           3,011           221
                                                            --------    --------    --------        --------      --------
                                                               2,220      (6,607)      2,295           3,011       (14,708)

Contributions
  Employee                                                   376,882     432,484     182,685         258,371        86,336
  Employer                                                    -           -               -           -              -
  Intra-fund transfers                                         3,568      (4,441)        310             563         -
                                                            --------    --------    --------        --------      --------
                                                             380,450     428,043     182,995         258,934        86,336
                                                            --------    --------    --------        --------      --------

    Total additions                                          382,670     421,436     185,290         261,945        71,628
                                                            --------    --------    --------        --------      --------

Deductions
  Distributions to participants                                1,959       1,164       1,020           1,289           718
  Administrative expenses                                        847         937         583             690           131
                                                            --------    --------    --------        --------      --------

    Total deductions                                           2,806       2,101       1,603           1,979           849
                                                            --------    --------    --------        --------      --------
Increase/(decrease) in net assets available for
    plan benefits                                            379,864     419,335     183,687         259,966        70,779

Net assets available for plan benefits, beginning of year     -           -            -              -              -
                                                            --------    --------    --------        --------      --------

Net assets available for plan benefits, end of year         $379,864    $419,335    $183,687        $259,966       $70,779
                                                            ========    ========    ========        ========      ========




                                                                January 31, 1995           January 31, 1994
                                                            -------------------------      ----------------
                                                            Non-Participant                Non-Participant
                                                               Directed                       Directed
                                                            ---------------                ----------------
                                                                 Employee                     Employee
                                                                  Stock                        Stock
                                                                Ownership      Total         Ownership
Additions
  Net (depreciation)/appreciation in fair value
    of investments                                              $   31,309   $    6,502      ($73,058)
  Interest and dividend income                                       8,221       19,239         8,316
                                                                ----------   ----------      --------
                                                                    39,530       25,741       (64,742)

Contributions
  Employee                                                                    1,336,758        -
  Employer                                                         599,986      599,986        -
  Intra-fund transfers                                                           -             -
                                                                ----------   ----------      --------
                                                                   599,986    1,936,744        -
                                                                ----------   ----------      --------

    Total additions                                                639,516    1,962,485       (64,742)
                                                                ----------   ----------      --------

Deductions
  Distributions to participants                                    107,047      113,197       106,259
  Administrative expenses                                            1,124        4,312
                                                                ----------   ----------      --------

    Total deductions                                               108,171      117,509       106,259
                                                                ----------   ----------      --------
Increase/(decrease) in net assets available for
    plan benefits                                                  531,345    1,844,976      (171,001)

Net assets available for plan benefits, beginning of year          796,549      796,549       967,550
                                                                ----------   ----------      --------

Net assets available for plan benefits, end of year             $1,327,894   $2,641,525      $796,549
                                                                ==========   ==========      ========


The accompanying notes are an integral part of these financial statements.

                                 Tiffany & Co.
              Employee Profit Sharing and Retirement Savings Plan

                         Notes to Financial Statements

                                    --------

1.       DESCRIPTION OF PLAN:

         The following is a description of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan"). Participants should refer to the Plan document for further information.

         GENERAL:
         The Plan is a defined contribution plan covering all eligible employees of Tiffany & Co. (the "Company"). The Plan was established on May 19, 1994 and became effective on August 1, 1994, amending and restating the pre-existing Employee Stock Ownership Plan which became effective February 1, 1988. In conjunction with the amendment of the former Employee Stock Ownership Plan, the Company changed the trustee to Harris Trust and Savings Bank (the "Trustee"). The Plan is administered by the Employee Profit Sharing and Retirement Savings Plan Committee ("Plan Committee") appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         ELIGIBILITY:
         Employees become eligible to participate in the Plan after the completion of one year of service, having attained 1,000 hours of service during the Plan year. A year of service shall be determined by reference to the date on which the participant's employment commenced or recommenced and shall consist of twelve-month periods commencing with such date. Participants in the former Employee Stock Ownership Plan are fully eligible to participate in the Plan.

         CONTRIBUTIONS:
         Participants may elect to have an amount of between one (1) and fifteen (15) percent of their annual compensation, not to exceed $9,240 in 1994, subject to an annual inflation adjustment, contributed to the Plan as a tax deferred contribution. In addition, under
         Section 401(k) of the Internal Revenue Code, highly compensated employees are limited in the amount of tax deferred contributions they may make. Under the profit sharing feature of the Plan, the Company will contribute its common stock to a trust for employees if the Company meets its targeted earnings objectives as determined by the Board of Directors.

         Participants may elect to invest their contributions in any one or a combination of the following common and collective trust funds managed by the Trustee:

         a) Balanced Blend Fund - Invests in a diversified selection of individual investment funds, including common stock funds, bond funds and other fixed income funds. The underlying investments are traded on national securities exchanges.

         b) Common Stock Fund - Invests in common or capital stocks of large publicly traded U.S. companies and other types of equity investments.

         c) Special Capital Fund - Invests in common or capital stocks of smaller publicly traded U.S. companies (i.e., the smallest 25% of U.S. publicly traded companies) and other types of equity investments.

         d) Guaranteed Investment Contract Fund - Invests in a diversified portfolio primarily comprised of guaranteed investment contracts offered by insurance companies and banks and other short-term debt obligations. The Trustee is the contract holder for all the insurance company and bank guaranteed investment contracts.

         e) Tiffany & Co. Stock Fund - Invests only in Tiffany & Co. common stock purchased by the Trustee on a national securities exchange. This investment option is not available to Executive Officers of the Company.

         PARTICIPANT ACCOUNTS:
         Each participant's account is credited with the participant's contribution, if any, and allocation of Plan earnings or losses. Allocations are based on participant account balances.

         The Company's contribution for each Plan year under the profit sharing feature of the Plan is allocated to the accounts of eligible participants on a per capita basis.

         VESTING:
         All amounts contributed under the 401(k) feature of the Plan are immediately 100% vested and nonforfeitable at all times.

         Contributions to participant accounts associated with the profit sharing feature of the Plan will become vested and nonforfeitable when the participant has completed two years of service. In the event a participant leaves the Company prior to becoming fully vested, the participant will forfeit his/her shares and such shares will remain in the Plan to be reallocated amongst the Plan's remaining participants.

         A participant shall be 100% vested upon voluntary termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65.

         ADMINISTRATIVE EXPENSES:
         All administrative expenses incurred in connection with the Plan are paid by the Company. Investment related expenses are paid by the Plan.

         PARTICIPANT WITHDRAWALS:
         Participants may borrow from their fund accounts, including rollover contributions but excluding earnings, from a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their 401(k) account balance. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate determined by the Plan Committee. Principal and interest is paid ratably through monthly payroll deductions.

         PAYMENT OF BENEFITS:
         Upon termination of service, participants will receive the full vested balance of their Plan account in a lump sum cash distribution, except with respect to shares held in the profit sharing feature of the Plan which are distributed in the form of a stock certificate for whole shares. The balance of the participant's Tiffany & Co. Stock Fund account may also be distributed in the form of a stock certificate for whole shares if the participant so elects.

         In the event of retirement, a participant may elect to defer his/her distribution until the next Plan year thereby entitling the participant to their proportionate share of the Company's contribution to the non-participant directed employee stock ownership portion of the Plan for the Plan year in which the participant retired. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         BASIS OF ACCOUNTING:
         The Plan's financial statements have been prepared on an accrual basis in conformity with generally accepted accounting principles.

         INVESTMENT VALUATION:
         Investments in the trust funds are stated at fair value as determined by the Trustee. Investments in Tiffany & Co. Common Stock are stated at fair value as determined by quoted market prices as of the last day of the Plan year.

         The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.


3.       RELATED PARTY TRANSACTIONS:

         Certain Plan investments include mutual funds managed by Harris Trust and Savings Bank. Since Harris Trust and Savings Bank is the trustee as defined by the Plan, these transactions qualify as party-in-interest transactions.


4.       TAX STATUS:

         A favorable determination letter has been received from the Internal Revenue Service ruling that the former Employee Stock Ownership Plan constituted a qualified plan under Section 401(a) of the Internal Revenue Code and, accordingly, the former plan was exempt from Federal income taxes. The former plan was amended and restated, as described in Note 1, since receiving this determination letter. The Company's management and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with Sections 401(a) and 401(k) of the Internal Revenue Code and, therefore, will continue to be exempt from

         Federal income taxes. The Company has filed, in April 1995, for a revised determination letter with the Internal Revenue Service and believes that the Plan will be qualified and the related trust will be tax exempt as of the financial statement date.


5.       CONCENTRATION OF CREDIT RISK

         The Plan's investment in the Guaranteed Investment Contract Fund may be subject to credit risk. If the underlying insurance companies fail to perform at the expected rate of return under the terms of the contracts with the Trustee, the Plan's asset values could be impaired.


6.       PLAN TERMINATION:

         Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.


7.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

         The following is a reconciliation of net assets available for plan benefits as reflected in the accompanying financial statements to the Form 5500:


                                                                 January 31,
                                                           1995               1994
                                                           ----               ----
Net assets available for plan benefits per
  the financial statements                              $2,641,525          $796,549

Amounts allocated to withdrawing participants              (37,921)             -
                                                        ----------          --------
Net assets available for plan benefits
  per the Form 5500                                     $2,603,604          $796,549
                                                        ==========          ========

The following is a reconciliation of benefits paid to participants as reflected in the accompanying financial statements to the Form 5500:

                                                         Year ended
                                                      January 31, 1995
                                                      ----------------
Benefits paid to participants per the
  financial statements                                    $113,197

Add:  Amounts allocated to withdrawing
  participants at January 31, 1995                          37,921

                                                          --------
Benefits paid to participants per the
  Form 5500                                               $151,118
                                                          ========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to January 31, 1995, but not yet paid as of that date.

                                 Tiffany & Co.
              Employee Profit Sharing and Retirement Savings Plan
           Item 27a - Schedule of Assets Held for Investment Purposes

                                January 31, 1995
                                ________________


Principal
Amount, # of
Shares or
Units of
Participation         Description                                Cost            Fair Value
- -------------         -----------                                ----            ----------
                      Harris Trust and Savings
                       Bank Common and
                       Collective Trust Funds:

                       Balanced Blend Fund:
   184.310               Marketable Bond Fund                $  161,015          $  161,968
    53.930               Convertible Fund                        21,207              20,787
   307.830               Common Stock Fund                       75,823              73,836
     9.670               Enhanced Equity Index Fund              12,118              12,214
   196.090               Special Capital Fund                    18,074              18,231
    87.620               International Equity Fund               14,941              14,289
                                                             ----------          ----------
                                                                303,178             301,325

 1,405.077             Common Stock Fund                        346,218             337,021
 1,605.220             Special Capital Fund                     147,898             149,244
14,440.160             Guaranteed Investment
                         Contract Fund                          211,649             211,649
 1,839.725             Tiffany & Co. Stock Fund                  68,284              53,582
27,489.000             Investment Reserve Fund                   27,489              27,489

24,128.480           Tiffany & Co. Employee Stock
                       Ownership                                868,867             702,742
                                                             ----------          ----------

                                                             $1,973,583          $1,783,052
                                                             ==========          ==========


                                 Tiffany & Co.
              Employee Profit Sharing and Retirement Savings Plan
                 Item 27d - Schedule of Reportable Transactions
                      for the year ended January 31, 1995

                               _________________



                                                                                        Current
                                                                                        Value of
                                                                                        Asset on
Description of                             Purchase         Selling       Cost of      Transaction       Net Gain
 Asset/Fund                                 Price            Price         Asset          Date           or Loss
- --------------                             --------         -------       -------      -----------       --------
Harris Trust and Savings Bank
Common and Collective Trust Funds:

  Balanced Blend Fund:
     Marketable Bond Fund                  $160,036           -             -              -                -
     Common Stock Fund                     $ 76,090           -             -              -                -

  Common Stock Fund                        $346,333           -             -              -                -

  Special Capital Fund                     $148,612           -             -              -                -

  Guaranteed Investment
     Contract Fund                         $210,692           -             -              -                -

  Tiffany & Co. Stock Fund                 $ 71,342           -             -              -                -

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on it behalf by the undersigned hereunto duly authorized.


             Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
                  --------------------------------------------------------
                                    (Name of Plan)


Date: July 31, 1995          /s/ Stephen M. Salyk
                        ---------------------------------------
                                 Stephen M. Salyk
                                 Member of Plan Administrative Committee